Exhibit 99.1

ENTRÉE GOLD WELCOMES NEWS OF FIRST COPPER CONCENTRATE SHIPMENT
FROM OYU TOLGOI, MONGOLIA

Vancouver, B.C., July 9, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") offers congratulations to its joint venture partner, Oyu Tolgoi LLC, and to the Government of Mongolia, Turquoise Hill Resources Ltd. and Rio Tinto, on the first shipment of copper concentrate from the Oyu Tolgoi open pit copper and gold mine in Mongolia.

Greg Crowe, President and CEO of Entrée, stated: “A significant milestone such as this can only be reached through the hard work, dedication and perseverance of all parties involved. Projects of the magnitude and quality of Oyu Tolgoi are extremely rare and the successful development of this world class asset can bring substantial benefits to the Mongolian people for decades to come.  Entrée is a joint venture partner on a portion of the Oyu Tolgoi project and we look forward to the eventual development of the underground operations.”

Entrée has been active in Mongolia for over 10 years, having acquired the ground position that now forms the joint venture property in 2002. The joint venture property, in which Entrée has a 20% interest, hosts the Hugo North Extension and Heruga deposits, which are distributed along the Oyu Tolgoi trend of copper-gold-molybdenum mineralization.  The Hugo North Extension deposit hosts both indicated and inferred resources while the Heruga deposit is host to an inferred resource.  The indicated resource at the Hugo North Extension deposit contains a probable reserve, which is included in the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation.  Lift 1 is expected to generate first development production in 2019.  A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but not yet modeled within the existing mine plan.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to the potential development of future phases of the Oyu Tolgoi project, including Lift 1 and Lift 2 of the Hugo North Extension deposit; future mineral production; statements concerning the expected timing of initial production from Lift 1 of the Oyu Tolgoi block underground cave mine; and anticipated business activities.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, the effects of general economic conditions; actions by Rio Tinto, Turquoise Hill and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of project financing; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage;as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.